SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release regarding the Company’s unaudited financial condition and results of operations for the nine (9) months ended September 30, 2009; and

Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, Series VI Convertible Preferred Stock and Series G, N, P and S 10% Cumulative Convertible Preferred Stock.

11 4

Exhibit 1

November 3, 2009

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited financial condition and results of operations for the nine (9) months ended September 30, 2009.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

November 3, 2009

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith three (3) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited financial condition and results of operations for the nine (9) months ended September 30, 2009.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,094 As of September 30, 2009	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

---------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Page 3 of 11

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  3 November 2009

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1

PRESS RELEASE

9M 2009 CORE NET INCOME GREW 11% TO P31.0 BILLION

9M2009 CONSOLIDATED NET INCOME UP 15% TO P30 BILLION

EBITDA AT P65.7 BILLION; FREE CASH FLOW AT P43.3 BILLION

CELLULAR SUBSCRIBER BASE REACHES 39.1 MILLION, UP 15%

TOTAL BROADBAND SUBSCRIBERS AT 1.37 MILLION, A 37% INCREASE

•         Consolidated core net income for the first nine months of 2009 at P31.0 billion, an increase of 11% from the P27.8 billion recorded in the same period in 2008

•         Consolidated net income of P30 billion for the same period, 15% higher than the P26.2 billion net income in 2008

•         Consolidated service revenues grew 3% year-on-year to P108.3 billion. Wireless service revenues increase 3% to P71.2 billion; fixed line service revenues up 4% to P38.2 billion; and ICT service revenues improve 5% to P8 billion

•         Consolidated EBITDA stable at P65.7 billion; consolidated EBITDA margin at 61% of service revenues

•         Consolidated free cash flow improves to P43.3 billion for the first nine months of 2009, up 11%

•         Cellular subscriber base reaches 39.1 million; net subscriber additions of 3.9 million for first nine months of 2009; growth year-on-year of 15%

•         Total broadband subscribers at 1.37 million, with aggregate revenue contribution from broadband and internet services of P10 billion for the first nine months of 2009, 26% higher than last year

MANILA, Philippines, 3rd November 2009 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its financial results for the first nine months of 2009 with Core Net Income, net of exceptional items, rising 11% to P31.0 billion, from P27.8 billion in the same period in 2008. Consolidated Reported Net Income of P30 billion increased by 15% from P26.2 billion in the same period last year. This period’s results reflect the higher recurring net income, lower net losses from the foreign exchange revaluation of our financial assets and liabilities and derivatives, and the lower statutory tax rate. This period’s results also recognize the equity share of Pilipino Telephone Corporation (“Piltel”) in the earnings of the Manila Electric Company (“Meralco”). Consolidated service revenues increased by 3% to P108.3 billion, fueled mainly by the 4% growth in data and broadband revenues. Consolidated EBITDA remained stable at P65.7 billion while EBITDA margin was 61%.

Consolidated free cash flow remained strong at P43.3 billion in the first nine months of 2009. Consolidated capital expenditures stood at P18.1 billion for the period. Capital expenditures for 2009 are estimated to reach P27.0 billion.

The Group’s consolidated gross debt balance as at 30th September 2009 stood at US$2.1 billion, with net debt at approximately US$1.5 billion. Net debt to EBITDA increased moderately to 0.8x. The Company’s debt maturities continue to be well spread out, with more than 50% due in and after 2013. The percentage of U. S. dollar-denominated debt to the Group’s total debt portfolio declined further to 55%, down from 79% at the end of 2008. Taking into account our peso borrowings, our hedges and our

Exhibit 1

U.S. dollar cash holdings, only 24% of total debt remains unhedged. Of the Group’s P38 billion planned gross borrowings for 2009, P34 billion have already been drawn. This year’s additional debt, mainly denominated in Pesos, has been used to fund capital expenditures and support various investments, including the 20% stake in Meralco. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities.

Wireless: Pushing Ahead

Wireless service revenues rose to P71.2 billion for the first nine months of 2009, 3% higher than the P68.8 billion recognized in the same period last year. Cellular subsidiary Smart Communications, Inc. continues to lead the industry in terms of both revenues and subscribers.

Wireless EBITDA was steady at P44.5 billion in the first nine months of this year. As expected, EBITDA margin decreased slightly to 63% due primarily to higher selling and promotions expense as well as rent expenses for international leased circuits associated with the growth of the wireless broadband business.

The PLDT Group’s total cellular subscriber base for the first nine months of 2009 grew to 39.1 million subscribers, a 15% growth year-on-year. For the first nine months of 2009, Smart added 3.9 million subscribers, compared with 4.1 million in the same period of 2008. Smart recorded net additions of over 1.6 million subscribers to end the period with 22.5 million subscribers while Talk ‘N Text added 2.2 million subscribers to end the period with 16.6 million subscribers.

Cellular voice revenues improved by 4% to P28.5 billion while cellular data revenues were flat at P35.5 billion. Wireless broadband revenues grew 26% to P4.1 billion, a significant improvement over the P3.2 billion recorded in the first nine months of 2008.

SmartBro, Smart’s wireless broadband service – through its wholly-owned subsidiary Smart Broadband, Inc. - continued to expand as its wireless broadband subscriber base grew 70% to reach approximately 802,000 as at end-September 2009, 372,500 of which were on SmartBro’s prepaid service.

“We are determined to propagate broadband usage by facilitating the availability and wider adoption of access devices and riding the social networking wave. We recognize that social networking has changed the rules of the communications game and we are adapting our service to take advantage of that,” added Orlando B. Vea, Chief Wireless Adviser of Smart.

Earlier in June, Smart launched Smartalk, an unlimited voice offering available to all Smart Buddy and Smart Gold subscribers nationwide. The new service enables Smart Buddy and Smart Gold subscribers to make unlimited calls to over the 39 million mobile phone users on the Smart network. Buoyed by the widespread acceptance of the service, Smart has since launched a variant - Smartalk Plus, which offers unlimited calling and on-net texting during off-peak hours and reduced rates during peak hours.

Page 6 of 11

Exhibit 1

“The growing popularity of unlimited voice packages indicates a shift in consumer preferences and we have taken note of that in our recent service offerings. Moreover, the competitive landscape is heating up as operators intensify their efforts to offer the best value to consumers at a time when tough economic conditions and regulatory changes are changing subscriber behavior. We need to adapt, as we have in the past, with the same innovative spirit that Smart has been known for," stated Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Smart continues to invest in its cellular and multi-platform broadband networks while upgrading its existing transmission, core and access facilities. Smart’s 3G and HSPA networks now cover 50% and 44% of the country’s population, respectively.

“The third quarter saw a number of events that produced a negative impact on our business – there were natural calamities and even a pandemic that resulted in an unusually high number of holidays and class suspensions. And in our business, no school or work means lower usage. That said, I am extremely proud that in the midst of all the infrastructure damage brought about by the recent storms, Smart’s networks withstood the tempest and continued to provide vital communication services to the nation in its hour of need,” added Nazareno.

PLDT Fixed Line: Continuing to Improve

Fixed line service revenues increased by 4% to P38.2 billion in the first nine months of 2009 from P36.7 billion in the same period last year as the 17% increase in data revenues, both from corporate data and residential DSL services, was somewhat attenuated by declines in other segments of the business. National long distance revenues decreased while international long distance revenues continued to weaken due to the shifting of traffic to cellular and other means of communications. Local exchange revenues declined 1% due to the bundling of voice and data services, though somewhat mitigated by the increase in postpaid billed lines. Data service revenues contributed 42% of the fixed line’s service revenues as compared with 37% in the same period last year.

The Fixed line business continues to pursue initiatives aimed at tapping new markets and generating new and higher ARPUs. These were enabled by leveraging both the fixed and wireless networks and creating new products for different market segments.

In the third quarter alone, we introduced several services that include: the PLDT Budget Card which allows low rate IDD calls to the US and Canada; postpaid landline bundled with wireless landline SIMs; an enhanced myDSLbiz which now offers faster speeds, LAN networking and WiFi connectivity; and SUKI, a business networking site. We also launched SWUP All Card Access and, in partnership with Tata Communications a public studio called Telepresence which allows virtual meetings.

Page 7 of 11
PLDT DSL continued its strong performance as broadband subscribers grew by nearly 116,000 to 548,000 at the end of September 2009 from 433,000 at the end of 2008. PLDT DSL generated P5.1 billion in revenues in the first nine months of 2009, up 29% from P4.0 billion in the same period in 2008.

Exhibit 1

As expected, with the growth of broadband, which raises revenue and profitability but at lower margin, fixed line EBITDA margin is lower at 53% for the first nine months of 2009 as compared with 56% in the same period last year. However, the 53% margin is slightly higher than the full year EBITDA margin reported in 2008.

"The Fixed line business has produced three straight quarters of revenue growth – no mean feat in this age when communications is accessible through numerous channels. We are encouraged by this progress and look to remain focused and sustain this transformation and this improvement," declared Nazareno.

ePLDT: Showing Respectable Gains

ePLDT, the Group’s information and communications technology arm, reported service revenues of P8.0 billion in the first nine months of 2009, an increase of 5% from the same period last year. ePLDT’s EBITDA increased to P846 million in the first nine months of 2009 compared with P690 million in the same period last year, mainly due to the favorable impact of the depreciation of the peso to the U. S. dollar offset by higher cash operating expenses, specifically compensation and employee benefits expenses relating to salary adjustments and provision for incentive plans and a manpower rightsizing program. EBITDA margin at 11% was higher than the 9% recorded in the same period last year. ICT revenues account for 7% of PLDT’s total service revenues.

The Company’s data center, Vitro, continued its strong showing, with revenues growing 57% to P816 million as a result of increased number of contracts for co-location and server hosting, disaster recovery and business continuity services.

In contrast, both ePLDT Ventus, which handles customer interaction solutions (more commonly known as “call center”) and SPi Technologies, Inc. (“SPi”), the knowledge processing solutions arm (also known as business process outsourcing or “BPO”), each experienced slight revenue declines of 1% as international clients continue to defer new and expansion decisions due to economic uncertainties. ePLDT Ventus recorded revenues of P2.5 billion in the first nine months of 2009, slightly under last year’s level, while SPi generated revenues of P3.8 billion compared with P3.9 billion in 2008.

“It would seem that uncertainties in the global markets continue to slow down key business decisions thus stunting somewhat the revenue growth of our outsourcing businesses this year. In the meantime, we have been targeting the domestic markets and growing that clientele base. We are also pleased to note that our EBITDA has risen with the improvement in various operating metrics,” said Ray C. Espinosa, ePLDT President and CEO.

Meralco: Improving Prospects

Page 8 of 11
With Piltel having acquired 223 million shares in Meralco, equivalent to approximately 20% of Meralco’s total outstanding common shares on July 14, 2009, PLDT’s financial reports now include Meralco’s financial results under the equity accounting method. For the period 14th July to 30th September 2009, our share in Meralco’s net earnings amounted to 361 million.

Meralco’s revenues consist primarily of income from the transmission, generation and distribution of electricity, the first two of which are “pass-through” charges. Meralco’s Electricity revenues for the first nine months of 2009 totaled 139.2 billion, a 1% decline from the 141.1 billion from the same period in 2008. Net of transmission and generation charges however, Meralco’s gross distribution income registered an 18% growth, from 21.5 billion in the first nine months in 2008 to 25.3 billion in 2009. This increase in distribution income arose from a 1% growth in sales volume to approximately 20.4 billion kilowatt-hours, a 2.8% increase in customer base, now at 4.7 million, and the approval of the performance-based regulation (“PBR”) rate setting mechanism in May 2009 which allowed Meralco to increase the distribution rate it charges to its customers.

As a result, core net income grew 67% to 5.9 billion, while reported net income improved by 42% to 5.3 billion for the period.

With the approval of the PBR, Meralco’s financial standing and prospects look to improve. On this basis, Standard and Poor’s recently upgraded Meralco’s rating from a “B minus” to a “B” with a positive outlook.

In addition to the financial contribution from the investment, PLDT and Meralco also expect to generate a number of operational synergies. Teams have already been formed by both companies and have begun to meet with the objective of determining how to implement identified synergies. Last 29th October, Meralco, in cooperation with Smart, announced the imminent launch of Meralco Mobile Services. The project will have a pilot run in selected areas and will be made available to customers in the entire franchise area of Meralco in 2010. Services to be made available for the pilot run are broadcast of pre-determined power interruption schedules, emergency interruptions, typhoon-related safety tips, business center locations and a customer feedback facility. Once fully operational, other services to be offered include meter reading notification, billing details, bill due date reminders, power outage restoration feedback, among others. The services are made possible through a Meralco Mobile Services SIM card which will be sold starting 16th November. Existing Smart subscribers will be able to download the Meralco Mobile Services menu to their current SIMs.

Conclusion

“As we had previously indicated, our third quarter performance was adversely impacted by the lagged effect of the global recession on our economy, compounded by the delay in school openings as a result of the “swine flu” outbreak in the Philippines. The slowdown in economic and business activity was further exacerbated by successive natural calamities that battered the country, weakening what is already the slowest quarter of the year historically.

Page 9 of 11
While we anticipate the usual boost in the fourth quarter from holiday spending, we expect that this may be somewhat dampened as the recent typhoons caused extensive damage all around. Even with OFW remittances holding up, we may see consumers adjusting their budgets and rethinking their spending priorities. As a result, we are taking a cautious stance and revising our revenue and EBITDA guidance to 146 billion and 88-88.5 billion, respectively, or a reduction of 1% and 2% from our previous guidance of P148 billion and P90 billion. Our core profit guidance however remains at 41 billion for the full year. Based on the nine-month results, and barring unforeseen circumstances, reported net income for the year is likely to exceed last year’s number.

Let me end by commenting on Meralco and the positive contribution we expect to generate from this investment. We recognized 361 million in earnings from 14th July when the PLDT Group acquired its shares. If Meralco achieves its full year targets, then we should be able to record a significant contribution for the Group starting this year – delivering on our commitment to increase shareholder value,” concluded Manuel V. Pangilinan, PLDT Chairman.

####

Page 10 of 11
This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

November 3, 2009

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (the “Company”) held on November 3, 2009, the following cash dividends were declared out of the unaudited unrestricted retained earnings of the Company as at March 31, 2009, which are sufficient to cover the total amount of dividends declared:

1.    A total of P12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2009, payable on December 15, 2009 to the holder of record on November 20, 2009.

2. P0.001103 per day per outstanding share of the Company’s Series VI Convertible Preferred Stock which were originally issued on November 8, 2002 and scheduled for mandatory conversion into Common Stock of the Company on November 9, 2009 (the “Converted CPS VI”), for the period October 16, 2009 to November 8, 2009, payable on December 8, 2009 to the holders of record of said Converted CPS VI at the close of business on November 8, 2009.

3. P1.00 per outstanding share of the Company’s Series G 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2009, payable on December 29, 2009 to the holders of record on December 3, 2009.

4. P1.00 per outstanding share of the Company’s Series N 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2009, payable on December 29, 2009 to the holders of record on December 3, 2009.

5. P1.00 per outstanding share of the Company’s Series P 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2009, payable on December 29, 2009 to the holders of record on December 3, 2009.

6. P1.00 per outstanding share of the Company’s Series S 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2009, payable on December 29, 2009 to the holders of record on December 3, 2009.

We do not expect any adjustment that would materially affect the balance of the unaudited unrestricted retained earnings of the Company as at March 31, 2009.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,094 As of September 30, 2009	NA	NA
Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                   November 3, 2009

Date of Report (Date of earliest event reported)

2.                   SEC Identification Number PW-55

3.                   BIR Tax Identification No. 000-488-793

4.                   PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.               Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_________________________________________________________________

_________________________________________________________________

_________________________________________________________________

Exhibit 2

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on November 3, 2009, the Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at March 31, 2009, which are sufficient to cover the total amount of dividends declared:

1. A total of P12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2009, payable on December 15, 2009 to the holder of record on November 20, 2009.

2. P0.001103 per day per outstanding share of the Company’s Series VI Convertible Preferred Stock which were originally issued on November 8, 2002 and scheduled for mandatory conversion into Common Stock of the Company on November 9, 2009 (the “Converted CPS VI”), for the period October 16, 2009 to November 8, 2009, payable on December 8, 2009 to the holders of record of said Converted CPS VI at the close of business on November 8, 2009.

3. P1.00 per outstanding share of the Company’s Series G 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2009, payable on December 29, 2009 to the holders of record on December 3, 2009.

4. P1.00 per outstanding share of the Company’s Series N 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2009, payable on December 29, 2009 to the holders of record on December 3, 2009.

5. P1.00 per outstanding share of the Company’s Series P 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2009, payable on December 29, 2009 to the holders of record on December 3, 2009.

6. P1.00 per outstanding share of the Company’s Series S 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2009, payable on December 29, 2009 to the holders of record on December 3, 2009.

We do not expect any adjustment that would materially affect the balance of the unaudited unrestricted retained earnings of the Company as at March 31, 2009.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Page 4 of 4
November 3, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 3, 2009